Exhibit 21

                  TERMINATION AGREEMENT, RECEIPT AND RELEASE

                    This Agreement is entered into between
          Stephen R. Cohen ("Executive"), an individual residing in Palm Beach, Florida, and TPI Enterprises, Inc., a New Jersey corporation ("Employer") with its headquarters in West Palm Beach, Florida. Maxcell Telecom Plus, Inc., a Delaware corporation ("Maxcell"), joins herein for the purposes hereinafter set forth.

                                 WITNESSETH:

                    WHEREAS, Employer and Executive have mutually agreed that Executive shall terminate his employment with Employer effective on January 31, 1995 (the "Termination Date"); and

                    WHEREAS, Employer and Executive desire to set forth the terms and conditions of such termination.

                    NOW, THEREFORE, in consideration of the
          payments to be made by Employer to Executive hereunder and the mutual covenants set forth herein, the parties hereto hereby agree as follows:

               1. Executive's employment with Employer hereby is terminated effective as of the Termination Date. That certain Employment Agreement dated as of January 13, 1987, between Executive and Employer, as amended, and that certain letter dated January 5, 1984, from Employer to Executive respecting termination following a change of control, together with any and all other documents evidencing the terms of Executive's employment with Employer (all of the foregoing hereinafter collectively referred to as the "Employment Documents") hereby are terminated and are of no further force and effect.

               2. Executive waives any right to receive a bonus for services to Employer during 1994 and 1995 and similarly waives any right to receive pay for accrued and unpaid vacation as of the Termination Date.

               3. Employer shall tender to Executive the lump sum of $1,150,000 in full satisfaction of all amounts due and owing under the Employment Documents.

               4. Maxcell is a party to the Maxcell Telecom Plus, Inc. and TPI Enterprises, Inc. v. McCaw Cellular Communications, Inc. et al. litigation (the "Litigation"), currently pending in the Circuit Court for the Fifteenth Judicial Circuit of Florida, in and for Palm Beach County, Civil Division. Maxcell hereby covenants that (i) upon the full or partial settlement of the Litigation, in addition to the amount set forth in
          Section 3, Maxcell shall pay to Executive an aggregate of 5% of the gross proceeds (without deduction of expenses including, without limitation, legal fees) received by Maxcell upon such full or partial settlement of the Litigation, or (ii) upon the final, non-appealable judgment in the Litigation, Maxcell shall pay to Executive an aggregate of 3% of the gross proceeds (without deduction of expenses including, without limitation, legal fees) received by Maxcell upon disposition of the Litigation. Maxcell agrees to make the payments called for by this Section 4 within 10 days of its receipt of funds as above set forth. Employer agrees to cause Maxcell to make the payments set forth in this Section 4. In the event neither of (i) or (ii) occurs, Maxcell shall not be obligated to pay any additional amounts to Executive pursuant to this Section
          4. In any event, to the extent Employer or Maxcell requests the assistance of Executive in connection with the Litigation after the date hereof, Employer and Maxcell agree to reimburse the reasonable expenses incurred by Executive in connection therewith.

               5. Effective as of the Termination Date Executive hereby resigns as Chairman of the Board of Employer, as a member of the Board of Directors of Employer and as a member of the Executive Committee to Employer's Board of Directors as well as all other Board committees and other positions of authority with Employer. Executive agrees to continue to serve as Chairman of the Board and as a member of the Board of Directors of Maxcell until Employer notifies Executive that it no longer desires that Executive occupy such positions.

               6. For a period beginning on the Termination Date, and ending on the later of (i) nine months or (ii) a final nonappealable disposition of the Litigation (however, in no case after January 31, 1998), Employer will continue to provide Executive at Employer's expense with an office. For a period of eighteen months, Employer shall provide Executive at Employer's expense with a secretary (which shall be his existing secretary, or if she is unable to serve or unwilling to serve at her existing level of compensation a secretary reasonably acceptable to Executive).

               7. For a period beginning on the Termination Date, and continuing until January 31, 1998, Employer shall provide Executive at Employer's expense with medical benefits as provided to him as of December 31, 1993.

               8. Until January 31, 1998, Employer agrees to provide Executive at Employer's expense with a leased automobile comparable to that utilized by Executive at the date hereof and to pay for the insurance thereof provided, however, that following expiration of the lease covering Executive's current automobile, which is to occur in February, 1996, the monthly lease payment to be borne by Employer shall not exceed $1,800 per month. In addition, until January 31, 1996, Employer shall provide Executive at Employer's expense with a driver (which shall be his existing driver, or if he is unable to serve or unwilling to serve at his existing level of compensation, a driver reasonably acceptable to Executive).

               9. Until July 31, 1998, Employer shall retain the Executive "as an employee" and maintain his "employment" solely for purposes and as such terms are used in the Employer's 1983 Stock Option Plan and 1984 Stock Option Plan, provided that his employment shall no longer be governed by the Employment Documents and he shall have no duties during such service. During such three and one-half year period, the Employer shall have no obligation to pay the Executive more than a nominal amount or to provide any employee benefits other than to maintain the continued exercisability of his stock options, or as may otherwise be required by this Termination Agreement, Receipt and Release.

               10. In consideration of the Employer's payments to the Executive pursuant to Section 3, and, possibly, by Maxcell pursuant to Section 4, which sum(s) represent(s) significant and independent consideration for the following release, as well as for the covenants set forth in Section 14, except as otherwise specified in this Termination Agreement, Receipt and Release, Executive, on behalf of himself, and his heirs, executors, successors, and assigns, does hereby release and discharge Employer, its predecessors, successors and assigns, as well as its agents, officers, directors, employees, representatives, indemnitors, corporate affiliates, stockholders, subsidiaries and attorneys and any and all other persons, firms, parties and corporations that might be in privity with each or any of them, whether named herein or not, of and from all rights, claims, controversies, demands, actions, causes of action or charges (filed with any governmental agency) of whatsoever nature or character, whether legal equitable, statutory or otherwise, arising through or under, growing out of, regarding, relating to, or in any way pertaining to his employment with Employer, or its predecessor, the formation of Employer, the termination of his employment with Employer and/or any claims for damages or compensation arising out of or relating in any fashion to his employment with Employer, including, without limitation, claims under the Employment Documents and any other agreement to which the Executive and Employer are parties, and including claims for damages, whether actual, compensatory or punitive and whether such damages are now known or may later become known, together with reasonable costs and attorneys fees; provided, however, that Executive and his heirs, executors, successors and assigns, do not hereby release any rights with respect to the shares of Employer's common stock being retained by Executive and his family members and options thereon being retained by Executive pursuant to Section 9 hereof. Notwithstanding the foregoing, nothing in this Section 10 shall release Employer or any subsidiary of Employer from any obligation to Executive pursuant to the other Sections of this Termination Agreement, Receipt and Release or any rights to indemnity or advancement of expenses under applicable law, Employer's certificate of incorporation, Employer's by-laws or this Termination Agreement, Receipt and Release.

               11. Employer will indemnify and advance expenses to Executive to the full extent provided in Article XI of the Employer's by-laws as in effect immediately prior to the date hereof (and approved by the Board of Directors of Employer on May 15, 1989) and no change in the certificate of incorporation or by-laws of Employer subsequent to the date hereof will affect Executive's rights thereunder or hereunder.

               12. In consideration of the Executive's agreeing to forego his rights under the Employment Documents and providing the release set forth in Section 10 hereof, which represents significant and independent consideration for the following release, except as otherwise specified in this Termination Agreement, Receipt and Release, Employer, on behalf of itself and its predecessors, successors, and assigns, as well as its agents, officers, directors, employees, representatives, indemnitors, corporate affiliates, stockholders, subsidiaries and attorneys and any and all other persons, firms, parties and corporations that might be in privity with each or any of them, whether named herein or not, does hereby release and discharge Executive and his heirs, executors, successors and assigns of and from all rights, claims, controversies, demands, actions, causes of action or charges (filed with any governmental agency) of whatsoever nature or character, whether legal, equitable, statutory or otherwise (collectively, "Claims"), arising through or under, growing out of, regarding, relating to, or in any way pertaining to Executive's employment with Employer as an officer or a director, or its predecessor, the formation of Employer, the termination of Executive's employment with Employer and/or any claims for damages or compensation arising out of or relating in any fashion to Executive's employment with Employer, including, without limitation, claims under the Employment Documents and any other agreement to which the Executive and Employer are parties, and including claims for damages, whether actual, compensatory or punitive and whether such damages are now known or may later become known, together with reasonable costs and attorneys fees; provided, however, that notwithstanding the foregoing, Employer and its predecessors, successors and assigns, do not hereby release any Claims arising from the willful misconduct of Executive. Notwithstanding the foregoing, nothing in this Section 12 shall release Executive from any obligation to Employer pursuant to the other Sections of this Termination Agreement, Receipt and Release.

               13. If a party prevails in its attempts to enforce any right or benefit under this Termination Agreement, Receipt and Release, the non-prevailing party agrees to reimburse the prevailing party for all fees and disbursements of counsel, if any, incurred in connection therewith.

               14.  Executive agrees to preserve the
          confidentiality of the terms of this Termination Agreement, Receipt and Release save and except for such disclosure as provided for herein or as may be required by law. Executive may divulge the terms of this Termination Agreement, Receipt and Release to its professional tax advisor/preparer, if any, and federal, state and local income taxing authorities, for the limited purpose of obtaining professional tax advice and filing tax returns and any audit or other proceedings with respect thereto. Executive will not be responsible for information (i) that has been disclosed prior to the date hereof, (ii) that becomes available to the public after the date hereof other than as a result of a disclosure by Executive or (iii) information included within the books and records of Employer. Employer shall issue a mutually agreeable press release regarding Executive's termination of employment with Employer on January 26, 1995. Each of Employer and Executive agree not to make any public statements that are inconsistent with such press release. Executive agrees not to make any public statements which may reasonably be expected to have the effect of disparaging the reputation or business of Employer or its officers, directors, employees and affiliates. Employer agrees not to, and to cause its officers, directors, employees and affiliates not to, make any public statement which may reasonably be expected to have the effect of disparaging the reputation or business of Executive.

               15. This Termination Agreement, Receipt and Release contains the entire agreement between the parties, and it shall be binding upon and inure to the benefit of the parties hereto, their administrators, personal representatives, heirs, successors and assigns.
          Executive acknowledges that he has been provided with sufficient opportunity to seek, and has received, the advice of counsel prior to execution of this Termination Agreement, Receipt and Release.

               16. Executive represents and acknowledges that in executing this Termination Agreement, Receipt and Release he does not rely and has not relied upon any representation or statement made by Employer, or by any of Employer's agents or representatives, with regard to the subject matter, basis or effect of this Agreement or otherwise, other than as specifically stated in this Termination Agreement, Receipt and Release.

               17. Should any part, term or provision of this Termination Agreement, Receipt and Release be declared or be determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, the legality, validity, and unenforceability of the remaining parts, terms or provisions shall not be affected thereby, and said illegal, unenforceable or invalid part, term or provision shall be deemed not to be a part of this Termination Agreement, Receipt and Release.

               18. Each party agrees to cooperate fully and to execute any and all supplementary documents and to take all additional actions that may reasonably be necessary or appropriate to give full force and effect to the basic terms and intent of this Termination Agreement, Receipt and Release and which are not inconsistent with its terms.

               19. Maxcell agrees that it will not dispose in any fashion of all or part of its interest in the Litigation without obtaining adequate assurance that the amounts set forth in Section 4 hereof, if any, will be paid to Executive in accordance with the terms of Section 4. Maxcell's obligations hereunder and under Section 4 hereof shall be binding on its successors and assigns.

               20. This Termination Agreement, Receipt and Release shall in all respects be interpreted, enforced and governed by and under the laws of the State of Florida.

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                    Witness the execution of this Agreement
          effective this 26th day of January, 1995.

                                       /s/ Stephen R. Cohen
                                        STEPHEN R. COHEN

                                             "EXECUTIVE"

                                        TPI ENTERPRISES, INC.

                                        By:   /s/ J. Gary Sharp

                                             "EMPLOYER"

                                        SOLELY FOR PURPOSES OF
                                        MAKING THE COVENANTS
                                        CONTAINED IN SECTIONS 4 AND
                                        19 HEREOF

                                        MAXCELL TELECOM PLUS, INC.

                                        By:    /s/ J. Gary Sharp

                                             "MAXCELL"